UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62652/August 5, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13940

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In the Matter of   :
                                                                         :
AMERICAN ENERGY SERVICES, INC.,   :
DYNACORE PATENT LITIGATION TRUST,   :   ORDER MAKING FINDINGS
EARTH SCIENCES, INC.,   :   AND REVOKING REGISTRA-
EMPIRIC ENERGY, INC.,   :   TIONS BY DEFAULT AS TO
FUTURE CARZ, INC.,   :   FIVE RESPONDENTS
NBI, INC.,   :
NOBLE GROUP HOLDINGS, INC., (F/K/A   :
  LEASING SOLUTIONS, INC. AND LE BON   :
  TABLE BRAND FOODS CORP.),   :
RELIANCE ACCEPTANCE GROUP, INC., AND :
VEGAS EQUITY INTERNATIONAL CORP.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 15, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to Respondents by June 17, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The Commission has accepted settlement offers from Respondents American Energy Services, Inc., Future Carz, Inc., NBI, Inc., and Noble Group Holdings, Inc. The time for filing Answers has expired as to the other five Respondents, and no Answers have been received.

        On July 2, 2010, I required these five Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for replying to the Order to Show Cause has expired, and no replies have been received. Accordingly, these five Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true as to these five Respondents.

Dynacore Patent Litigation Trust (DYHCS)[1] (CIK No. 1193415) is a Delaware grantor trust located in San Antonio, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DYHCS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2003, which reported a net loss of $131,453 for the prior nine months. DYHCS is not a corporation, but rather a Delaware grantor trust created pursuant to bankruptcy court order to prosecute various patent litigation claims owned by Dynacore Holdings Corp. and distribute the proceeds, if any, of such litigation. As of June 9, 2010, the beneficial interests of DYHCS were quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had four market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Earth Sciences, Inc. (ESCI) (CIK No. 30985), is a Colorado corporation located in Littleton, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ESCI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2004, which reported a net loss of $11,000 for the prior three months. As of June 9, 2010, the common stock of ESCI was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Empiric Energy, Inc. (EPRC) (CIK No. 921182), is a void Delaware corporation located in Addison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EPRC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $613,710 for the prior nine months. As of June 9, 2010, the common stock of EPRC was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Reliance Acceptance Group, Inc. (RACCQ) (CIK No. 721059), is a forfeited Delaware corporation located in San Antonio, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RACCQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of $15,377,000 for the prior nine months. On February 9, 1998, RACCQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on December 20, 2004. As of June 9, 2010, the common stock of RACCQ was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Vegas Equity International Corp. (VEIC) (CIK No. 1243445) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VEIC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2005, which reported a net loss of $21,000 for the prior year. As of

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[1] The short form of each issuer's name is also its stock symbol.

June 9, 2010, the common stock of VEIC was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, these five Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Dynacore Patent Litigation Trust, Earth Sciences, Inc., Empiric Energy, Inc., Reliance Acceptance Group, Inc., and Vegas Equity International Corp. are revoked.

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James T. Kelly
Administrative Law Judge